UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
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Onyx Software Corporation
(Name of Subject Company)
Onyx Software Corporation
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)

Janice P. Anderson
President, Chief Executive Officer and Chairman of the Board
Onyx Software Corporation
1100 112th Avenue NE, Suite 100
Bellevue, Washington 98004-4504
(425) 451-8060
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Alan C. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to supplement the information contained in Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Onyx on July 17, 2006 and subsequently amended.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by the addition of the following new paragraph at the end of “(b) Background”:
     On July 25, 2006, CDC Corporation announced that it was withdrawing and terminating its previously announced $5.00 per share all cash tender offer for all outstanding shares of common stock of Onyx Software Corporation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONYX SOFTWARE CORPORATION
By:	/s/ Janice P. Anderson
Janice P. Anderson
Chief Executive Officer and Chairman of the Board

Date: July 25, 2006